SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE NEW YORK 10036-6522 _____ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com March 25, 2013

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Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:      TCP Capital Corp.

Registration Statement on Form N-2

File Numbers 333-185319

Dear Mr. Minore:

TCP Capital Corp. (the “Company” or the “Holding Company”) has today filed Pre-Effective Amendment No. 1 (“Amendment No. 1”) to its registration statement initially filed on Form N-2 on December 7, 2012 (the “Registration Statement”).  In this letter, Special Value Continuation Partners, LP is referred to as the Operating Company.  On behalf of the Company, enclosed please find for your convenience copies of Amendment No. 1, together with marked copies of Amendment No. 1 indicating changes to the Registration Statement.

We are forwarding you Amendment No. 1 in response to the comments that you issued to the Company by facsimile on December 21, 2012, Kevin Rupert issued to the Company by phone call on January 7, 2013 and the further comments you issued to the Company by phone call on March 18, 2013.  The comments are set forth below and are followed by the Company’s response.

Securities and Exchange Commission

March 25, 2013

Prospectus Cover Page

1.     Comment:         Disclose that the debt securities in which the Company invests will generally be considered below investment grade, which are also known as junk securities. Also disclose, if true, that a material amount of the Company’s debt investments will not fully amortize during their lifetime, which could result in a substantial amount of unpaid principal and interest due upon maturity.

Response:       The Company has revised disclosure accordingly for the first request.  With respect to the second comment, the Company does not have a material amount of investments with non-cash interest features and believes that very few debt instruments pay principal to any material extent fully amortizing prior to maturity.  The Company believes that the existence of a substantial amount of unpaid principal and interest at maturity is a characteristic of debt instruments in general and not an element requiring specific disclosure. Further, the Company is unaware of other investment company registration statements that include the disclosure that you request. Accordingly, the Company respectfully declines to add the requested disclosure in its Registration Statement.

2.     Comment:         In order to remove any ambiguity, delete the word “or” from the first sentence.  Additionally all references in the prospectus and SAI to the investment advisor should be limited to “Advisor” not also as to “TCP” because the latter is a term that could be confused for the Company because it is not always made clear by the context in which it is used.

Response:       The Company has revised disclosure accordingly.

3.     Comment:         In the second paragraph, provide a plain English meaning of “committed capital.”

Response:       The Company has revised disclosure accordingly.

4.     Comment:         Specify the per share dollar amount of dilution that investors in this offering will incur and clarify that the net asset value of an investor’s shares will be immediately reduced by the amount of the dilution per share.

Response:       Current investors will not incur any dilution as a result of the offering because the Company does not have authority to sell shares below net asset value.  If investors who buy shares in the offering will experience dilution in a material amount, the Company will quantify such dilution.

Securities and Exchange Commission

March 25, 2013

The Company (page 1)

5.     Comment:         Disclose that substantially all of the Company’s operating history and performance results have been achieved through the Company’s predecessor, which predecessor entity was neither a business development company nor a publicly traded company. Also highlight any material differences in the operational and investment policies and strategies of the Company and its predecessor.

Response:       The Company has revised disclosure accordingly.  There are no material differences in the operational and investment policies and strategies of the Company and its predecessor, but, as a BDC, the Company is deemphasizing distressed debt investments.

Investment Portfolio (page 2)

6.     Comment:         Specify the approximate percentage of the total assets that consist of distressed investments, and the portion of that consisting of investments that are delinquent, non-performing or in default.

Response:       The Company has revised disclosure accordingly.

Attractively Priced Leverage Program (page 6)

7.     Comment:         References in the prospectus to “LIBOR” should specify which LIBOR rate is being used.

Response:       The Company has revised disclosure accordingly.

Securities and Exchange Commission

March 25, 2013

Company History and BDC Conversion (page 8)

8.     Comment:         In the second paragraph, identify the “lenders” who own the Preferred Interests and with whom the Company has entered into the Revolving Facility. Also disclose the extent to which the lenders, as owners of the Preferred Interests, have representation on the Board of Directors. Will any of the Company’s directors represent both common stockholders and the holders of Preferred Interests? If they will, disclose the potential conflict of interest this may present.

Response:       The Company has included the identity of the “lenders” under “Attractively Priced Leverage Program” on page 6 as it believes that section is more appropriate for the disclosure of the lenders.  The Preferred Interests are at the Operating Company level and therefore do not have any representation on the Company’s Board of Directors.  Two of the directors at the Operating Company level are subject to election by the Preferred Interests.  The prospectus already describes the risk that the Company and the Operating Company may have different board members.  Please see “Risks—Risks Related To Our Business—The procedures for the appointment and removal of directors from the board of directors of the Operating Company differ from those of the Holding Company, which may result in the boards of directors of the Operating Company and the Holding Company consisting of different members.” on page 31.  Under the Limited Partnership Agreement of the Operating Company (and consequently under Delaware law) each director of the Operating Company owes the same fiduciary duties to both the Holding Company as the holder of the common interests and the holders of the Preferred Interests, without regard to whether the director was elected by the holders of the Preferred Interests, the holders of the common interests or both.  Nothing in Section 18 of the 1940 Act suggests a contrary result.  Inasmuch as the Limited Partnership Agreement clearly sets forth the rights of the Preferred Interests and the common interests, we do not believe there is a general or specific conflict of interest.  We also note that, currently, the board of directors of both the Operating Company and the Holding Company are comprised of the same individuals.

9.     Comment:         In this regard, the Use of Proceeds discussion on page 48 appears to indicate that the balance of the Revolving Facility will be paid off with the proceeds of this offering. Accordingly, disclose the extent to which the Operating Company intends to terminate the Revolving Facility and, if it does, the related restructuring consequences described on pages 8 & 9.

Securities and Exchange Commission

March 25, 2013

Response:       The Company has no intention of terminating the Revolving Facility.  As stated in the Use of Proceeds section, the Company only intends to pay down the Revolving Facility temporarily.

10.     Comment:       The organizational structure diagram should also identify ownership of the Preferred Interests.

Response:       The Company has revised disclosure accordingly.

Fees and Expenses (page 17)

11.     Comment:       Disclose the approximate dollar amount of assets used in the calculation of the percentages presented in the Fees and Expenses table.

Response:       The Company has revised disclosure accordingly.

12.     Comment:       Expand the first paragraph to disclose that the Fees and Expenses are presented on a consolidated basis to include the fees and expenses of the Company and the Operating Company that investors in this offering will bear directly or indirectly.

Response:       The Company has revised disclosure accordingly.

13.     Comment:       At the end of the first paragraph clarify that the following table and example represent the best estimate of the fees and expenses that the Company and the Operating Company are expected to incur during the next twelve months.

Response:       The Company has revised disclosure accordingly.

14.     Comment:       We note the absence of the Acquired Fund Fees & Expenses line item from the fee table. Please confirm to us in your response letter that in the upcoming year you do not expect that investments will be made that trigger the need for the additional line item of Acquired Fund Fees & Expenses disclosure.

Securities and Exchange Commission

March 25, 2013

Response:       The Company does not expect that investments will be made in the upcoming year that trigger the need for the additional line item of Acquired Fund Fees & Expenses disclosure.

Risks (page 22)

General

15.     Comment:       In light of the Company’s existing proxy statement seeking authority to issue warrants, options or other rights to subscribe for, convert to, or purchase shares of its common stock, please add disclosure generally describing potential risks in connection with such issuances as they relate to common stockholders.

Response:     The Company has revised disclosure accordingly.

16.     Comment:       In light of the Company’s existing proxy statement seeking authority to sell shares of its common stock at a price below its then current net asset value per share (subject to certain conditions), please add disclosure generally describing potential risks to common stockholders of sales below net asset value per share.

Response:     The Company has revised disclosure accordingly.

17.     Comment:       In your response letter, confirm that neither the Company nor the Operating Company will engage in reverse repurchase agreements. In the alternative provide a description of reverse repurchase agreements, noting that they represent borrowing by the Company and the Operating Company and, if true, that they are subject to the Company’s and the Operating Company’s overall limitation on borrowing. Also highlight the risks pertaining to reverse repurchase agreements.

Response:       Neither the Company nor the Operating Company currently intend to enter into any reverse repurchase agreements.

In addition to regulatory restrictions that restrict our ability to raise capital . . . (page 24)

18.     Comment:       In the second paragraph, update the status of the covenant compliance as of a recent date prior to effectiveness of this registration statement.

Response:       The Company has revised disclosure accordingly.

Our investments may be risky, and you could lose all or part of your investment. (page 34)

19.     Comment:       Discuss the extent to which the Operating Company may invest in derivatives and the related risks of such investments.

Securities and Exchange Commission

March 25, 2013

Response:       The Company currently does not invest in derivatives.  If the Company begins to invest a material amount in derivatives, the Company will discuss such derivatives and include appropriate risk factors.

Use of Proceeds (page 48)

20.     Comment:       Disclose whether any amount of the proceeds from this offering will be used to repay amounts owed to any of the underwriters or their affiliates. If applicable, identify the name of the underwriter, the amount to be repaid, and the nature of the potential or actual conflict of interest that this creates.

Response:       The Company will include such disclosure if any of the underwriters or their affiliates will receive any proceeds from the offering to repay the Revolving Facility or pay any other amounts owed to any underwriters or their affiliates.

Price Range of Our Common Stock (page 50)

21.     Comment:       Insert parentheses around the word “Discount” in each of the column headings to correspond to the presentation of a discount in the percentage values included in the table.

Response:       The Company has revised disclosure accordingly.

Investment Strategy (page 53)

22.     Comment:       In the last sentence of the first paragraph clarify whether the referenced “security interests” represent either a senior position or a subordinated position on a claim to the assets of the borrower.

Response:       The Company has revised disclosure accordingly.

Securities and Exchange Commission

March 25, 2013

Market Opportunity (page 56)

23.     Comment:       Indicate whether the sources from where the information contained in the charts, graphs and reports is taken or to which it is attributed have consented to use of the information in this registration statement.

Response:       The Company has obtained consent from the sources.

Management’s Discussion and Analysis

Expenses (page 65)

24.     Comment:       In your response letter, identify which of the fee table line items includes each of the actual or estimated costs and expenses of the Company and the Holding Company set forth in this section. Also confirm that all such costs and expenses are reflected in the example presentation.

Response:       The Offering Expenses line item in the fee table includes estimated offering costs.  The Base Management Fees line item in the fee table includes estimated base management fees.  The Interest Payments on Borrowed Funds line item in the fee table includes estimated interest payable on debt.  The Preferred Dividends line item in the fee table includes dividends and distributions on the Operating Company’s Preferred Interests.  The Other Expenses line item in the fee table includes all other costs and expenses listed in this section.  All such costs and expenses are reflected in the example presentation.

25.     Comment:       In your response letter, confirm that estimates of all of the costs and expenses for which the Company and the Operating Company will reimburse TCP, the General Partner, the underwriters or their affiliates are included in the prospectus fee table and expense example presentation.

Response:       All of the types of costs and expenses for which the Company and the Operating Company will reimburse TCP, the General Partner, the underwriters or their affiliates are included in the prospectus fee table and expense example presentation.

Securities and Exchange Commission

March 25, 2013

Investment Management Agreements (page 95)

26.     Comment:       Disclose that the Company and the Operating Company will accrue as a liability each time it calculates net asset value the amount by which it may owe TCP and the General Partner for the income incentive fee and the capital gains incentive fee, the latter being based on the amount of unrealized and realized capital appreciation.

Response:       The Company has revised disclosure accordingly.

Payment of Our Expenses (page 101)

27.     Comment:       In your response letter, identify which of the fee table line items includes each of the actual or estimated costs and expenses set forth in this section. Also confirm that all such costs and expenses are reflected in the example presentation.

Response:       The Offering Expenses line item in the fee table includes estimated offering costs.  The Base Management Fees line item in the fee table includes estimated base management fees.  The Interest Payments on Borrowed Funds line item in the fee table includes estimated interest payable on debt.  The Preferred Dividends line item in the fee table includes dividends and distributions on the Operating Company’s Preferred Interests.  The Other Expenses line item in the fee table includes all other costs and expenses listed in this section.  All such costs and expenses are reflected in the example presentation.

Description of Securities (formerly “Description of Shares”) (page 104)

28.      Comment:      In light of the Company’s existing proxy statement seeking authority to issue warrants, options or other rights to subscribe for, convert to, or purchase shares of its common stock, please add disclosure discussing such issuances and certain risks in connection with such issuances as they relate to common stockholders.

Response:       The Company has revised disclosure accordingly.

29.      Comment:      In light of the Company’s existing proxy statement seeking authority to sell shares of its common stock at a price below its then current net asset value per share (subject to certain conditions), please add disclosure discussing the potential impact of sales below net asset value per share to common stockholders.

Response:       The Company has revised disclosure accordingly.

Plan of Distribution (formerly “Underwriting”) (page 126)

30.     Comment:       Please confirm to the staff whether FINRA has approved the underwriting terms of the Company’s offering.

Response:       When the underwriters are chosen for an offering pursuant to the Registration Statement, the Company will be able to confirm that FINRA has approved the underwriting terms of the Company’s offering.  Currently, no underwriters have been chosen and thus there are no underwriting terms.

Securities and Exchange Commission

March 25, 2013

Other Relationships (formerly page 122)

31.     Comment:       Under a separately captioned “Additional Compensation to Underwriters” section, disclose the types of services and the amount of fees that will be paid under the various arrangements that the Company has entered into or currently contemplates entering into with the underwriters and their affiliates. Clarify whether the fees are one-time fees or whether they are payable annually. Also file all agreements in respect of such services to be rendered and the compensation to be paid as exhibits to the registration statement.

Response:       There are currently no such arrangements to disclose, or agreements to file, because the Registration Statement is being converted to a shelf registration statement pursuant to which the shares of common stock being registered will be offered on a delayed or continuous basis in reliance on Rule 415. Any such arrangements will be disclosed in the applicable prospectus supplement for each offering pursuant to the Registration Statement.

General Comments

32.      Comment:      In your response letter, please confirm that the Company will file the applicable underwriting agreement by post-effective amendment to the Registration Statement for each offering pursuant to the Registration Statement no later than the closing date of each such offering. In addition, please confirm in your response letter that the Company will file an opinion of counsel regarding the legality of the shares of common stock for each offering pursuant to the Registration Statement that is appropriately unqualified in accord with Staff Legal Bulletin No. 19 no later than the closing date of each such offering.

Response:       The Company will file the applicable underwriting agreement for each offering of shares of common stock pursuant to the Registration Statement. The Company will file an appropriately unqualified opinion of counsel regarding the legality of the shares of common stock for each offering pursuant to the Registration Statement in accord with Staff Legal Bulletin No. 19 no later than the closing date of each such offering.

Accounting Comments:

Note 2 to September 30, 2012 financials

33.     Comment:       In the future, please include a column for the weighted average of unobservable inputs and dollar amounts for each category in the ranges of unobservable inputs table.

Response:       The Company will include such disclosure in the future.

34.     Comment:       In the future, please include a directional chart as to what happens to value of the Company’s level 3 investments based on moves in market interest rates.

Response:       The Company will include such disclosure in the future.

*     *     *     *

Securities and Exchange Commission

March 25, 2013

The Holding Company and the Operating Company acknowledge that:

1.         the Holding Company and the Operating Company are responsible for the adequacy and accuracy of the disclosure in the filing;

2.         should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3.         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Holding Company and the Operating Company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.         the Holding Company and the Operating Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company intends to commence an offering promptly after the effective date of this Registration Statement and thereafter from time to time.

The Company has not and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.  If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-2790 or Steven Grigoriou at (416) 777-4727.

Very truly yours,

/s/ Richard T. Prins
Richard T. Prins